[Letterhead of Sutherland Asbill & Brennan LLP]

April 28, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc.
Preliminary Proxy Materials on Schedule 14A filed April 15, 2011
File No. 814-00702

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00702), filed with the Commission on April 15, 2011 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comments.

1.	Please revise the first paragraph in your disclosure regarding Proposal 4 (i.e., the proposal for the advisory vote on the frequency of the executive compensation advisory vote) to indicate that the Board of Directors is recommending that the stockholders select a frequency of every year, or annual vote with respect to the proposal to for advisory vote on the frequency of the executive compensation advisory vote.

The Company has revised the disclosure set forth in the Proxy Materials under Proposal 4 in response to the Staff’s comment.

Vincent J. Di Stefano, Esq.

April 28, 2011

2.	Please revise the examples in the disclosure under Proposal 5 (i.e., the proposal to authorize the Company to sell or otherwise issue up to 20% of the Company’s common stock at a net price below the Company’s then current NAV) to include an example showing a 20% offering at a 100% discount.

In response to the Staff’s comment, the Company has revised the disclosure in the dilution table under Proposal 5 to include both an example showing a 10% offering at a 10% discount and an example showing a 20% offering at a 100% discount. We believe that including both examples gives more clear guidance to our stockholders, is consistent with the disclosure that has been previously vetted with the Staff in connection with its review of offerings below net asset value, consistent with industry practice and the Company’s disclosure in its registration statement on Form N-2.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia Krus

Cynthia Krus

cc:	Manuel A. Henriquez, Chairman and Chief Executive Officer

            Hercules Technology Growth Capital, Inc.

PROPOSAL 4: ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC’s compensation disclosure rules. By voting on this Proposal 4, stockholders may indicate whether they would prefer an advisory vote on NEO compensation once every one, two, or three years or abstain from voting on this proposal. For the reasons described below, we recommend that our stockholders select a frequency of every year, or an annual vote.

After careful consideration of this Proposal, our Board has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company, and therefore our Board recommends that you vote for an annual interval for the advisory vote on executive compensation.

In formulating its recommendation, our Board considered that an annual advisory vote on executive compensation will allow our stockholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices. We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

“RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the Securities and Exchange Commission’s compensation disclosure rules (which disclosure shall include the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure).”

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Board or the Company in any way, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE OPTION OF ONCE EVERY YEAR AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON EXECUTIVE COMPENSATION, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

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would include reduction in the NAV as a result of the issuance of shares at a price below the NAV and a proportionately greater decrease in a stockholder’s interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. The Board of the Company will consider the potential dilutive effect of the issuance of shares at a price below the NAV when considering whether to authorize any such issuance.

Examples of Dilutive Effect

The following table illustrates the reduction to NAV and dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV, although it is not possible to predict the level of market price decline that may occur. Sales prices and discounts are hypothetical in the presentation below.

The examples assume that Company XYZ has 3,000,000 common shares outstanding, $40,000,000 in total assets and $10,000,000 in total liabilities. The current net asset value and NAV are thus $30,000,000 and $10.00, respectively. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 300,000 shares (10% of the outstanding shares) with proceeds to the Company at $9.00 per share after offering expenses and commissions, and (2) an offering of 600,000 shares (20% of the outstanding shares) with proceeds to the Company at $0.001 per share after offering expenses and commissions (a 100% discount from net asset value).

	Prior to Sale Below NAV	Example 1 10% Offering at 10% Discount		Example 2 20% Offering at 100% Discount
		Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$9.47	—	$0.001	—
Net Proceeds per Share to Issuer	—	$9.00	—	$0.001	—

Decrease to NAV
Total Shares Outstanding	3,000,000	3,300,000	10.00%	3,600,000	20.00%
NAV per Share	$10.00	$9.91	(0.90)%	8.33%	(16.67)%

Share Dilution to Stockholder
Shares Held by Stockholder A	30,000	30,000	—	30,000	—
Percentage of Shares Held by Stockholder A	1.00%	0.91%	(9.09)%	0.83%	(16.67)%

Total Asset Values
Total NAV Held by Stockholder A	$300,000	$297,273	(0.90)%	$250,005	(16.67)%
Total Investment by Stockholder A (Assumed to Be $10.00 per Share)	$300,000	$300,000	—	$300,000	—
Total Dilution to Stockholder A (Change in Total NAV Held By Stockholder)		$(2,727)	—	$(49,995)	—

Per Share Amounts
NAV per Share Held by Stockholder A	—	$9.91	—	$8.33	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$10.00	$10.00	—	$10.00	—
Dilution per Share Held by Stockholder A	—	$(0.09)	—	$(1.67)	—
Percentage Dilution per Share Held by Stockholder A	—	—	(0.90)%	—	(16.67)%

The 1940 Act establishes a connection between common share sale price and NAV because, when stock is sold at a sale price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. Common stockholders should also consider that existing

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